Exhibit 12

THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2010	2009	2008	2007	2006
(Thousands of Dollars)

Income from continuing operations before interest charges and income taxes	$107,986	$126,517	$113,228	$101,867	$100,080
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,825	1,833	1,691	1,485	1,291
Total Earnings	$109,811	$128,350	$114,919	$103,352	$101,371

Interest on long-term debt – Laclede Gas	$24,583	$24,583	$19,851	$22,502	$22,329
Other Interest	2,269	5,163	9,626	11,432	10,555
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,825	1,833	1,691	1,485	1,291
Total Fixed Charges	$28,677	$31,579	$31,168	$35,419	$34,175

Ratio of Earnings to Fixed Charges	3.83	4.06	3.69	2.92	2.97

LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2010	2009	2008	2007	2006
(Thousands of Dollars)

Income before interest charges and income taxes	$84,727	$77,395	$84,684	$80,134	$72,077
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,820	1,833	1,691	1,485	1,291
Total Earnings	$86,547	$79,228	$86,375	$81,619	$73,368

Interest on long-term debt	$24,583	$24,583	$19,851	$22,502	$22,329
Other Interest	2,269	5,770	10,363	11,101	10,236
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,820	1,833	1,691	1,485	1,291
Total Fixed Charges	$28,672	$32,186	$31,905	$35,088	$33,856

Ratio of Earnings to Fixed Charges	3.02	2.46	2.71	2.33	2.17